Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Peridot Acquisition Corp. and Li-Cycle Corp.

Benzinga Interview with Li-Cycle

May 7, 2021

CORPORATE PARTICIPANTS

Ajay Kochhar - Li-Cycle President and CEO

Tim Johnston - Li-Cycle Executive Chairman

Mitch Hotch - Benzinga

PRESENTATION

Mitch Hotch:

All right, let’s go ahead and let’s get into our interview of the day. First up, I’m going to bring Ajay Kochhar, the President and CEO of Li-Cycle, also co-founder. And also Tim Johnston, co-founder and Executive Chairman of Li-Cycle. Let’s go ahead and bring them on here. How we doing guys? Welcome to the show.

Tim Johnston:

Hey [Mitch 00:00:23], thanks for having us.

Ajay Kochhar:

Very well, thanks for having us on.

Mitch Hotch:

You guys have been behind me since the beginning so I feel like you guys are already with me, but let’s go ahead and let’s get into our interview today. Of course, of course, first up we got the co-founder and president. How we doing, Ajay? One of the things that I wanted to get into, of course, the first thing is first. We always ask the question why a SPAC deal? It’s one of the most important questions. So why did you guys go public via SPAC?

Peridot Acquisition Corp. and Li-Cycle Corp.

Benzinga Interview with Li-Cycle

May 7, 2021

Ajay Kochhar:

Yeah, let me start on that, Tim. [inaudible 00:00:57] I mean, look, we’re a commercial business. Lithium-ion battery recycler think the smallest battery you can to mobile phones all the way up to electric vehicles have been five years in the making and we’re going to get into the technology, I’m sure, but it’s two phase model, we’re a non-thermal recycler. And Tim and I both were engineers. We come from a technical background and the lithium industry. So just to the question, and we’re going to have to add a lot more detail, but we have two parts to our business model, spoke and hub, that’s how we take in any type of battery, go to intermediate product and then to refine battery grade material. So we already have two spokes up and running commercial today.

Ajay Kochhar:

The hub part of what we do, which is the real production of battery grade, lithium, nickel, cobalt, we’ve been developing that for our whole history essentially as a company, but as the industry has continued to scale rapidly, there’s a lot more batteries now that need to be recycled, even from sources like manufacturing scrap, which we are going to talk about. So when you make a battery, it’s not perfect. It generates a level of production waste or scrap. So we need to continue to scale.

Ajay Kochhar:

And last year with our board, we were looking at a variety of ways to see this plan through and particularly the hub facility also that we’re building in Rochester. So we looked at a variety of options. We had a bunch of options available to the company, but we wanted an efficient method to fully fund our base case business plan. So that’s what led us down the SPAC route. We made that decision went methodically with our advisor, [City 00:02:34], who we selected from a broader range and basically looked to find the right partner. And that’s the key thing here. We really wanted to find the right partner. I mean, there’s a transaction, steps, which we wanted certainty of how we would move through that. But also importantly, this is just the top of the first inning of this industry. So we wanted a partner that would join the board, shared the vision and really helping us gear here for additional scale and additional growth. And I don’t, Tim, if you want to add on to that from your perspective.

Tim Johnston:

Yeah, no, that’s spot on Ajay. The key thing for us was capital is great. Capital helps us grow the business, helps us achieve the targets, or what we need to deliver for our clients and customers. But having that experienced management team from the [inaudible 00:03:21] side join the board really adds a lot of value in depth to our board capacity and also as an organization as we continue to grow the business.

Peridot Acquisition Corp. and Li-Cycle Corp.

Benzinga Interview with Li-Cycle

May 7, 2021

Mitch Hotch:

All right. So one thing that I’m going to get into here and I really see it as you guys state here, the three core themes of your business. What are these themes and how has the pandemic helped or hurt this trend? And I’ll go first to Ajay and then I’ll go to Tim.

Ajay Kochhar:

Yeah. Sounds good, Mitch. Yeah. So look, I think it’s interesting. Our business is at the core of these three key mega trends. and usually a company might sit in one regard. So the three are to be clear, you see at the top the electric vehicle true demand revolution, and even more broadly, I would say, even just applications of lithium-ion batteries. think about you and your everyday life, around you now, you could probably count five to 10 in your house, things that are powered by lithium-ion batteries, just even beyond electric vehicles. So that’s one key driver.

Ajay Kochhar:

As well, we’re a circular economy business. So we’re ESG driven. That’s more than just the acronyms. We have to believe in that and actually lead with that. And also there’s been this huge focus now and Tim and I have been in this industry for a long time so it’s always been prevalent in our minds, but I think the world is waking up to the bottlenecks that will exist around critical materials, lithium, nickel, cobalt. These are finite materials that need to be in a very specific form to go into a battery. And we sit at the center of all of that.

Ajay Kochhar:

And back to the question Mitch, about the pandemic. I think it’s been interesting for our business, I would say pandemic aside, our world is definitely in a time and we see our key customers accelerating aggressively. And that is a big difference. Five years ago when Tim and I started this business, we would get told, “Hey guys, what are you doing? Aren’t electric vehicles 10 years away. And hence aren’t EV batteries need to be recycled even farther?”

Ajay Kochhar:

But one, we knew it takes time to develop these things, coming from that background, but two, it misses the point, what I was mentioning briefly around things like manufacturing scrap. In the world today, there are 200 mega factories plus to make batteries. When we started the business, that number was just over 10. So despite the pandemic that continues to accelerate and all those facilities have a level of manufacturing rejects or waste that needs to be recycled before the tsunami of end of life batteries. So back to the question, we just continue to grow at an accelerating pace and the transaction platform is helpful because it ensures that we can see for our obligations to our customers.

Peridot Acquisition Corp. and Li-Cycle Corp.

Benzinga Interview with Li-Cycle

May 7, 2021

Tim Johnston:

Yeah, that’s exactly right, Ajay. And just one other thing just to add on to that is that keep in mind, we built two new plants during 2020. When the world was receding back, we were actually growing and that was driven by the industry pull. We didn’t really get an opportunity to pull back at all. We had to grow with our customers. And what we’re seeing is they continue to drag us and pull us into this space and grow at a really rapid pace.

Mitch Hotch:

Yeah. So one of the things that is mentioned in the investor presentation is that you guys will be getting into profitability. And so one of the things that I did see is that expected cashflow positive and net capital expenditures by 2024. How will the team at Li-cycle really accomplish this? And I’ll go first to you, Ajay.

Ajay Kochhar:

Maybe I’ll kick it over to Tim. Tim, you want to go.

Mitch Hotch:

All right, let’s do it. Let’s do it.

Tim Johnston:

No worries, guys, so...

Mitch Hotch:

How are we getting that positive?

Tim Johnston:

We get positive through the combination of what we developed as a technology, but also how our approach to the business plan works. As Ajay was alluding to at the start, we have two parts to our process. We have a spoke operations, which is where we receive lithium-ion batteries and battery scrap material from the industry, end of life batteries. And we process them through to intermediate materials. That process in itself is a very valuable piece for the key to how you extract value out of lithium-ion batteries. These facilities are designed to be zero liquid discharge, which means we would generate no waste water. We have no thermal processing, so we have no meaningful air emissions. But they’re also built in this modular fashion.

Peridot Acquisition Corp. and Li-Cycle Corp.

Benzinga Interview with Li-Cycle

May 7, 2021

Tim Johnston:

In fact, we have a facility in Canada that starting next month, that’s all they’ll be doing is building these facilities because they’re designed to be rolled out, to be positioned close to where batteries are located. Trying to build the number of assets that we’ve set out to do, which is 20 spokes and four hubs over the next five years would not be possible if we have to reinvent the wheel every single time that we need to pull a new facility in. And so just like a cookie cutter process, we have that ability to roll those out very, very efficiently, low capital, easy way to deploy and scale quickly.

Tim Johnston:

The other part of it is on the hub side of it. The hub really unlocks that value. So now we have a multitude of spokes around the world in North America and elsewhere, whereby they’ll be producing this black mass material, which is an intermediate material. That’s a very boring word. And so the black mass, what it is, is the anode and cathode materials in the battery. That’s where all your critical materials, nickel, cobalt, lithium, they all reside within that black mass material. We then have the ability to then process that material back into those key materials that go back into the battery industry.

Tim Johnston:

And that’s a key unlocking step because traditionally batteries were being treated as a waste. A lot of that material is being burnt off, recoveries were low, costs were high. So it was a relatively inefficient way to get those materials back into the supply chain. With our technology, we developed this bespoked process that efficiently converts it back into useful materials. And so with that process, that’s how we can really unlock the value that gets us to the cashflow positive position towards 2024.

Mitch Hotch:

All right. Now, of course, when we talk about recycling batteries, this is not new technology. But one thing that I do see is that you guys do have a competitive advantage here. I see the 95% recycling efficiency rate, but what other features or results show that Li-cycle is the leader in this industry?

Tim Johnston:

Yeah. Maybe I’ll start Ajay, but feel free to jump in. The key difference between where the industry was, when we came in five years ago, batteries were being treated as waste, which just basically means like most hazardous materials, they would end up in a furnace somewhere where they’re burning off plastics and electrolytes and generating a whole lot of waste and emissions. But that’s also a pretty inefficient process. It consumes a lot of energy. It’s expensive, whole range of different things.

Tim Johnston:

Well with Ajay and I’s background in battery technology and the production of chemicals, we looked at this and we said, “Well, there’s actually a better way that we can do this. We can mechanically break down the batteries and generate that material, that intermediate black mass material, without burning off the electrolytes and the plastics and everything else. But you’re going to return more material to the economy, which allows us to push towards that 95% recycling efficiency.”

Peridot Acquisition Corp. and Li-Cycle Corp.

Benzinga Interview with Li-Cycle

May 7, 2021

Tim Johnston:

But the other benefit was actually on the economic side. We always had a vision that we are not just an ESG company. Yes, that is a very important part of who we are, but we’re also a business. And as part of that business, our goal is to extract as much value as possible from that lithium-ion battery. And with that spoke and hub...

PART 1 OF 4 ENDS [00:11:04]

Tim Johnston:

... possible from that lithium ion battery. And with that spoke and hub technology, that allows us to recover the most amount of material, generates the most amount of revenue. And because we’re doing it in a way that is fit for purpose for the material that we’re processing, ie. lithium-ion batteries, then we’re able to do it at the lowest possible cost. So you combine all those things and it gives us a real structural advantage that’s not just economically advantaged, but now it’s also environmentally sustainably advantaged against the traditional industry. [crosstalk 00:11:36].

Ajay Kochhar:

Yeah, I was going to say just from the highest level, like our mode. So what Tim just described is really the technology, the economics of that. And that’s taken time to develop and it’s not easy and it’s patented and protected and that’s a key part of our mode, right? So that’s one pillar, if you will. The second pillar is commercial, right? So it’s not like somebody can just set up, I mean, you could try, and say, “Okay, hey, we’re recycling batteries. Send us your batteries.” The way that this works is we have commercial. This is the second part of the mode, the in and the out. So alongside our development, the past years also, we’ve been commercial for a period of time here. We’ve brought the customers along with us. So these are the largest electric vehicle manufacturers, the largest battery manufacturers, groups that aggregate and sort these types of batteries like consumer electronics, right?

Ajay Kochhar:

So as we were developing, we had to go through qualification with those groups. What does that mean? What we would do is initially a lot of these companies need to do compliance checks. They need to make sure that we’re of a certain standard, it’s a minimum bar, but a high bar. Then we’ve had to go through traditionally, this is a couple of years ago, what we call an evaluation program. So we would take, say one pack from electric vehicle and recycle it through our process to then demonstrate that, okay, we say we can do X, Y, Z, but let’s show we can do what we say we do. So that was both a business development, but also an important qualification step. Then we would go to first-time commercial agreements, if you’re still following me. And then it would culminate in a master services agreement, which is where we are today. And that MSA is a umbrella agreement where we serve these companies to take their batteries and recycle those materials.

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Benzinga Interview with Li-Cycle

May 7, 2021

Ajay Kochhar:

Now, why did I make that point? It’s sticky, right? So these are three to five-year plus contracts. They have a variety of terms and it varies. Sometimes we’re getting paid, sometimes at the material’s allotted value we might pay, but that’s really, really important alongside our ability to make the end product, the lithium, the nickel, the cobalt, and more, and we’ve also qualified that, and folks saw the investor presentation. We have a partner there named Traxys, Traxys is the largest independent nickel cobalt trader globally, part of Carlyle.

Ajay Kochhar:

So that’s really key, right? You can have great technology and patents and everything, but if you don’t also have the ability to monetize that with the in and the out, you need all these pillars, and that’s part of our mode, really important aspect.

Mitch Hotch:

Of course, it sounds like you guys also take in one of our core values here at Benzinga, which is we say what we do and do what we say. So that’s definitely a part of our core values and we live by it. Now, one of the things that I have a question on is does a rise in commodity price affect your business? So I’ll go to Tim.

Tim Johnston:

No, absolutely. I mean, we have contracted offtake for our downstream products, but we have exposure to the commodity price, which is a benefit for us. We’ve taken a very conservative forecast. When you look at our presentation, our AK, you’ll see that we take the lower of the industry benchmarks, which would be the New York consensus benchmark. If you compare that to today’s prices, prices are significantly higher than that.

Tim Johnston:

And so from our perspective, we see it as a significant upside potential as the demand for these materials grow. Price pressure is created because, let’s face it, there’s limited new supply that’s coming online. It’s new supply that takes a long time to materialize. And as a result, we benefit from that discrepancy between the supply and demand and that upward pressure on pricing.

Mitch Hotch:

All right. So what I want to get into now, and I pulled up the slide here, and it states here 75% of today’s cobalt is sourced in Congo where non-negligible portion of it is a supply that’s tied to child labor. And you guys have a great quote here by the great Elon Musk here asking for efficiency and obviously environmentally friendly nickel mining at high volume. And the Tesla will hand out giant contracts for a long period of time if someone could actually do this in an efficient and environmentally sensitive way. How can Lifecycle really step in here and help this process?

Peridot Acquisition Corp. and Li-Cycle Corp.

Benzinga Interview with Li-Cycle

May 7, 2021

Tim Johnston:

Yeah, maybe I’ll start and Ajay’ll jump in and it comes back to two parts. Our technology allows us to produce these metals cheaper than what you can mine them for, which is a really interesting dynamic. A lot of people think of recycling as being a higher cost way of producing these important materials. But in reality, it’s actually a lower cost way to produce these materials. When we complete a hub in Rochester, we will be the largest domestic producer of nickel in the United States. So it’s a interesting perspective in terms of, how do you domesticate supply of these critical materials, even if you’re limited in natural resources?

Tim Johnston:

And so, as we still look at that model going forward, we have that economic advantage, we have that domestic supply advantage, and now we also have that environmental advantage. The transparency that’s given by knowing the materials are coming from, the fact that they’re not being mined is a significant advantage. And then being able to extract that value and return it back to the industry.

Ajay Kochhar:

Yeah. I mean, in our world today, this is just big picture, right? Where you see these curves, right? I think everyone knows where the world’s going, and this is like happening, happening, right? When Tim and I were first starting out in this industry, there was a lot of questions around electric vehicles, right? I think it was still unclear if this would happen. But when we left our [inaudible 00:17:25] in 2016 to launch Lifecycle, we knew it was happening and we were on this kind of wave. And we can tell you firmly now from our customers and what’s happening and the way they’re growing, this is happening.

Ajay Kochhar:

So that means now that those demand curves that you see, that’s unfolding. Now the late tension here is you can’t just snap your fingers and turn on lithium supply from mining. And as you pointed out, Mitch, there’s other really sticky and unfortunate topics from an ESG perspective, with some of these materials, like cobalt. So big picture, right? We need all these materials, we need to get them the clean way, out of natural resources. But then when it’s above ground, we can’t lose it. That becomes the urban mine. That becomes the source of where we need to continue to re-capture those materials and bring it back into new batteries. And this is the really interesting place we find ourselves in the world today. Every country, every region is trying to get a domestic supply chain. And how are you going to get a domestic supply chain? You can’t change the geology in your country, it is what it is. So what’s the best next resource that you can tap into? It’s the above ground resource. And that’s where we see this going in the world, so it becomes partly a geopolitical issue.

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Benzinga Interview with Li-Cycle

May 7, 2021

Ajay Kochhar:

But, and I think the last thing I wanted to highlight, and this is the other thing we’ve noticed [inaudible 00:18:50], just really big picture. When we started the company, there’d be a lot of skepticism around, you see these materials on the screen there, like recycled nickel and lithium, and people would say, as Tim said, “Oh well, it must be lower quality,” or, “Oh, it must be higher price or something.” And what we’ve had to do is develop, prove, commercialize, and actually do this. And I’d say it’s flipped now. In the world, there is actually a huge desire, as Tim was highlighting, for transparent, recycled, better ESG profile metals and materials. So we find ourselves in between these forces in a great way, but it’s really accelerating, I’d say 2020, 2021 has been a very fast paced time in our industry and will continue in the near term.

Mitch Hotch:

Well, I appreciate it that you guys are taking it in a substantial approach, and really approaching it in that matter and keeping it in mind that this could potentially affect your company. One of the things that I wanted to talk about here is, one of the things that I’ve seen is a lot of investors have been really all on EV, EV vehicles, right? And so a lot of it is thinking about the manufacturing scrap and auto OEMs here. And so you could see the big names there. But what I wanted to talk about is also that it’s not only in these autos, right? There’s different areas and different supply of batteries that you guys are going to be targeting for this recycling. Can you explain to me the other areas? And of course you can touch on auto. We’ll go first to Tim.

Tim Johnston:

Yeah, absolutely. I mean, when we look at it, we’re really a industry or a company that is a little bit analogous to the application. We’re benefited by the growth on the EV side. But the reality is, is that lithium ion batteries have been in our lives since the early nineties. And as we’ve all gone more and more mobile, we’ve moved more and more towards lithium ion batteries. And as Ajay said at the start of the presentation, we all are surrounded by them. And so when we look at the breakdown of material that we get, we were able to grow initially, heavily with consumer materials. So small format batteries, laptop batteries, cell phone batteries, those materials. Then now we’re benefiting from that growth on the EV side, what the industry is doing is pushing through that manufacturing scrap, it’s pushing through end of life material, warranty material.

Tim Johnston:

But there’s also been another really interesting dynamic that’s happened in the last decade, and that is on energy storage. One of the things that I’m sure many of the people watching today will be familiar with, is that the world has moved and continues to move towards more and more sustainable energy, green energy. A lot of these sources like solar and wind are intermediate producers of the power. And so they typically, in a lot of places, use some form of energy storage to sub supplement when the sun’s not shining and the wind’s not blowing, that power generation. And what we’re seeing now and have seen over the last number of years is because of the advancements in the lithium-ion battery industry, those energy storage systems are largely moving towards lithium-ion.

Peridot Acquisition Corp. and Li-Cycle Corp.

Benzinga Interview with Li-Cycle

May 7, 2021

PART 2 OF 4 ENDS [00:22:04]

Tim Johnston:

... Those [inaudible 00:22:01] storage systems are largely moving towards lithium-ion battery based. And of course, like any asset that has to be retooled periodically. There’s a need to then process all those materials that were there being used for a period of time, and that’s where Li-Cycle comes into it. So it’s not just one sector that we’re exposed to. We’re really right across the full spectrum of application of what’s happening in our world today.

Ajay Kochhar:

Yeah. By the way, on a softer note, Tim and I together as the team here is basically, and we worked together for a long time. So Tim and his side of the business that he helps to lead is really the operations, the technical side. And we have a great CTO and a very strong technical team, and I’m really plugged in on the commercial side.

Ajay Kochhar:

So I was going to say there, Tim is often at our operations travel buddy is as I help to do these things, sometimes stationary. But what I was going to say was if you were to sit in the operations and just look at the things that are coming on the conveyor belt, batteries are everything, everything. Think lawnmowers, think household appliances. Tim, I don’t know what the craziest thing we’ve seen, but I mean-

Tim Johnston:

[crosstalk 00:23:13] jet batteries, satellite batteries, everything and everything in between. So it is true. It’s one of the interesting things and that’s one of the key optics in our technology was we had to be ambivalent to all these different types of feed. We wanted to make sure that it didn’t matter if it was a cell phone battery or an AV battery or a battery that had been to space. It didn’t matter. We were able to process all those batteries through our process but they are everywhere. Everywhere we look there’s lithium-ion batteries today.

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Benzinga Interview with Li-Cycle

May 7, 2021

Mitch Hotch:

Definitely, definitely. I think this is perfect segue into my next question here about the regional presence and global footprint and how you guys are going to get towards your five-year rollout. I would love to hear how we’re going to get there, but also how the regional Spokes actually help the battery transport the cost here. Explain this. Who wants to go first?

Tim Johnston:

So I’ll start here and then Ajay, you jump in. I’ll explain how it works and then you talk about the business side. And so from the benefit of a Spoke, is that what we want to be able to do is minimize the distance that we have to transport a battery to somewhere that we can process it safely and turn it into a high value intermediate material. That’s what the Spoke does. Because when you think about it, the valuable materials in a battery only make up a certain portion of a battery, but also batteries have their own hazard associated with transportation. We’ve all seen some of the issues within the industry over the last decade.

Tim Johnston:

So minimizing that distance that we have to transport the batteries, significantly reduces the cost. You can only do that if you have a process like Li-Cycle’s process that meets those key environmental components we were talking about, i.e. not double processing. Nobody wants a smelter or a kiln or something that’s burning off and generating hazardous air emissions close to where they live. There’s nobody wants that. And so in order to get the batteries close and get the processing close to where those batteries are, you have to have a process that is able to be deployed close to where population centers are. Because ultimately, that’s where batteries are.

Tim Johnston:

And so that’s how we’re able to get the battery costs down, to get it into our plant. Once we have that intermediate material, these intermediate materials, they commoditize, they are in what we call super sacks. These are one ton bags that sit on a pallet, super easy to transport, high value intermediate materials. We sell the byproducts, the metallic foils, low density plastics into the local markets. And then we take that high value black mass material that we were talking about earlier, and then we move it to a centralized facility because that’s a much easier product to move. It’s much higher value. We reduce a lot of weight. And we benefit from the economies of scale associated with having a large central processing facility to convert that black mass back into battery chemicals. And so, how are we going to grow and roll out across the world? Well, Ajay, why don’t you talk about our goals there and across there.

Ajay Kochhar:

Yeah. Mitch if you want to pull up the map, I can speak to that. So, that’s the predication of how we’ve scaled. So how do we get to scale? The Spoke & Hub model is super key to that. And then the technology then that is the key differentiator. Okay, great. So you see this map here. So, where we are right now, North America, we have the two Spokes. We have one in Kingston, Ontario, Canada. We have

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Benzinga Interview with Li-Cycle

May 7, 2021

a second in Rochester, New York, and we’ve made the announcement about the third in Arizona. So three top Spokes you see there are spoken for and clear. And the hub you see they’re below, that’s the one that’s also going to be in Rochester. By the way, why Rochester? Former Eastman... It is Eastman Business Park. It’s a former Kodak business park, great chemical infrastructure. Very good for that centralized operation. We did a very rigorous site selection before we went there.

Ajay Kochhar:

So that’s how we’re seeing through the plan in North America. Now ex-North America, we have a three-pronged strategy. First, we are growing in some cases organically because we have some vehicle OEM customers, battery manufacturer customers that are global, and they say, “Hey, Li-Cycle, you’re helping us in North America or here, can you help us over in region B?” So that’s organic. The second way that we are growing, and this is going to be the main mode for a lot of these jurisdictions, is regional joint ventures. So as Tim was talking about, batteries are everywhere. The Spoke model is great to deploy, to get close to where batteries are. And so we’re working with partners. We have team on the ground between Hong Kong, Korea, Japan, China, we have boots on the ground, team in Europe as well. And we’re really developing with partners that have the need. So we want to partner with groups that have the need for batteries to be recycled. So these could be battery manufacturing companies. They could be waste management companies. They could be auto recycling companies. There’s various participants in the supply chain.

Ajay Kochhar:

And we can deliver our technology, the Spoke technology for example. And what we want, frankly, is then ultimately the black mass. Because we’re trying to deploy this network to really get access to that material. And then lastly, judiciously, and this will be case by case opportunistic and lower level. But sometimes we see opportunities and this transaction will give us that platform where, hey, there’s a regional player. They have people, supply, permits, but they lack the technology because maybe they’re a more regional business. And so that’s an opportunity potentially for some buy-side M&A, and that’s a third way that we’re going to be rolling at these facilities.

Ajay Kochhar:

So what I’ll say here is stay tuned as we do our quarterly updates. Once we’re public, this will be a key point that we’ll keep updating against. And what you’ll see is definition around each of these facilities saying, “Hey, where are we going? Who are we doing it with? What is it going to be as part of the five-year plan?” That’s some of the catalysts to come.

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Benzinga Interview with Li-Cycle

May 7, 2021

Mitch Hotch:

Yeah. So what I want to get into now is, of course, we’ve been seeing heightened battery regulation and infrastructure spending. And I know we’ve seen Biden’s administration making a 2 trillion investment in infrastructure and clean energy. How will Li-Cycle lead the way, not only in maybe California here, but also in the whole United States? Ajay, I’ll let you go.

Ajay Kochhar:

Yeah. Big plan, obviously, now going through the House. Part of that 174 billion towards EVs. I think a lot of the viewers must have seen that. Within that, there’s 12.5 billion allocated or proposed towards battery manufacturing. So I will say, the refreshing thing here has been the sense of urgency. I think a lot of us in industry have gotten a little worried about the lack of movement in the US, in North America more broadly, around battery supply chain and EVs. And so that urgency it’s woken up. And I think it’s great to see a really aggressive plan behind that. What’s the role that we can play? Multifold. First, you’re seeing now probably more battery manufacturing capacity that folks might notice in North America. Even 10 years ago, wasn’t quite clear, but it’s now starting to really shape up better, I would say. Still a ways to go, but shaping up better. So all that battery manufacturing comes in scrap and I’ll leave it at that. That’s basically, a source of feed for us and just stay tuned on that front.

Ajay Kochhar:

The second thing that really that how do we play into that is also the critical materials. As Tim said, our hub facility in Rochester, New York, this is very momentous from a critical material supply standpoint, biggest producer of cobalt. So there’s other cobalt deposits in the US that are mining deposits, but they’re not yet producing. So this will be the only producing source of a battery grade cobalt product in a large scale.

Ajay Kochhar:

Second on the lithium and nickel, top one or two for each. And that’s from a recycled source. So now we come back to this whole supply chain, policy, focus on this whole ecosystem. This is a very critical part. You can’t build the supply chain if you don’t have the fundamental materials that you need to make this all happen. So it’s very central here. Recycling is really coming up on the radar, which is great to see from a policy standpoint, but we have to keep pushing because we’re just getting started here in many ways.

Mitch Hotch:

Definitely, definitely. One of the things that we’ve been seeing is the push to carbon neutral, and I think that’s going to definitely help bring that recycling growth. What can you guys tell me? Do you guys see this trend kicking off a little bit faster than what’s been predicted? Some have been saying into 2050 for the United States. I’m starting to see kind of a faster trend pace. I can put it out there. I think we could be at least 10 years faster than that. What do you guys think on your side?

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Tim Johnston:

Yeah, totally agree. Yeah, absolutely. It’s one of the things that continues to impress us with this industry is the pace. I feel like every time we set the bar on our expectations on what’s going to happen in the industry, the industry pushes past it. And that ability to supply materials... I’ll give you a couple of key points. For example, for every ton of batteries that we recycle, we offset five tons of CO2 emissions. For every ton of lithium-ion batteries we process, we offset something like 97 tons of water. So it’s a massive opportunity to support green electrification of our transport industry, of our power systems and support everyday life by ensuring that, at the same time, we’re doing the best thing by the environment. And of course, that goes hand in hand into the benefit with Li-Cycle. It is truly synergistic with the ability to regenerate an economic return, which is a rare, sometimes rare aspect, of this-

PART 3 OF 4 ENDS [00:33:04]

Tim Johnston:

... turn, which is a rare, sometimes rare aspect of this industry.

Ajay Kochhar:

Yeah. Clean capitalism, right? I think some people might think that, oh, and we get this question actually a lot of people say, “Oh, well, if there’s thermal processing and it’s dirtier and they burn stuff up a stack, it must be cheaper or better economically.”

Ajay Kochhar:

It actually isn’t, that’s the really interesting thing about it. That’s why we’ve gone down this path, is when you take that path just commercially, economically, you’re burning off say graphite and plastics electrolyte, and then they often lose lithium into a solid waste stream. So you don’t get as much recoverable revenue. The costs are higher.

Ajay Kochhar:

So the unit EBITDA, I’m just talking purely financial now, the unit EBITDA is not as great. So via what we’re doing, you don’t burn things off, you get more recoverable revenue at a lower cost, fit for purpose process, and hence it’s more sustainable from an economic standpoint. But to Tim’s point, they’re both hand-in-hand, and I think sometimes people think sometimes, “Oh, the dirtier process must be cheaper.”

Ajay Kochhar:

No, actually in this case, they’re together, and that’s the unique opportunity here and I think it bodes well for the true long-term sustainability of the business.

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Mitch Hotch:

Definitely, guys. So one of the things, and you guys have mentioned it before, is the Rochester Hub, and I love how you guys have really gotten significant support here and also local support. You guys are supporting jobs here, which is something that we definitely need in the country right now. And then also what I like to focus on is how this is really going to help us with that US lithium. It’s really in high demand. Can you guys explain to us what’s going on really at this Rochester Hub and how you guys are going to help us here in the United States?

Tim Johnston:

Yeah, absolutely. This is going to be the hub for North America, whereby we’re going to bring black mass material, light intermediate material from batteries from all over North America, and even the ability to import materials as required. And from that we’re going to generate and be a significant generator of those key battery materials to go back into the supply chain.

Tim Johnston:

And Rochester is fantastic. It’s well set up from an infrastructure perspective. We’ve got things like road and rail and power, steam, the things that we really need to do the work. But the other part of it is that we also are set up with great people. We already have an existing operation in Rochester. We’ve generated approximately 30 full-time jobs during the pandemic just in Rochester in the lead up to this. This is a great opportunity for the region, but just not only just the region, it is a great opportunity for the country as a whole.

Mitch Hotch:

Definitely. So let’s get into the last question here and then I’ll have one more just to put it out there for all the investors. But of course one of the things that we’ve been seeing is we’ve been seeing SPACs really start being focused on more of this growth and margin profile. So that’s why I’m going to go ahead and bring into the financials here. And what I want to focus on is really that margin at 48%. This really stands out to me because if you could see on this chart right here, you can also see lithium producers here at 29%. Tell me how you guys are able to really achieve this margin and at such a high rate?

Ajay Kochhar:

Yeah, I’ll start and maybe Tim can add on. And this is actually a really common question. People say, “Well, how do you get to that sort of margin?” Well, let me explain it. So, okay, so what we’re getting in, in a battery, with my battery, this is the combination of a very complicated supply chain, refined material, and it’s very valuable. So the actual recoverable revenue per ton of batteries weighted average is over $5,000 a ton, roughly speaking.

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Ajay Kochhar:

So that becomes our kind of ... In our business model, we’re shifting this industry to be focused on the material recovery. So the material recovery, sale of the material, and go back to the economy. So because we’ve, on the front end, you think about it, okay, very rich material coming in, low cost process, fit for purpose. We gather up the materials. We go to the same grade of an output product, the same as a mine. So you get to that point and we’ve optimized costs because we’ve specifically developed technology for this. So that’s what enables, just in terms of the cost profile and the driver, the low cost input.

Ajay Kochhar:

Then on the outside. Okay, when we make a lithium carbonate or cobalt sulfate or nickel sulfate. Well, the recycling industry doesn’t determine the price. The price of those materials is determined by the mining industry because that’s the bulk of the supply in the market today and for the next five, 10 years. And the price set is dictated therein is that of the lowest cost ... I’m sorry, the highest cost or marginal producer on the cost curve. And that cost structure is totally different than ours. They’re digging up material from the ground, we’re finding it. And lastly, if you compare it to the lithium converter margins, we don’t just have lithium. We have a portfolio of products, everything that’s in the battery, cobalt, nickel are also key drivers.

Ajay Kochhar:

So that’s it. We’re taking a high grade material going back to things that are equivalent to mining, selling it at the price ticket to buy that, and with fit for purpose technology the low cost that drives a high margin. And we’ve been super conservative. Maybe we’re a little different in that way from others that are in this space, but we’re conservative forecasters. We like to put up numbers that, as you said, do what we’re saying we’re going to do is really a mantra here and a value at Li-Cycle, and that’s the lens that we apply to the forecasting and our business model as a whole.

Mitch Hotch:

All right, guys. So the last question I’m going to have for you, and then I have one, just one from the chat today. I love to go to the one at least from the chat. So my last question is for all the investors out there for Li-Cycle, what’s next and where should they be focusing on to stay with your company?

Ajay Kochhar:

Yeah. Maybe I can start and then Tim should. And look, so in terms of upcoming catalysts, I would break it into three. The first is commercial. So we continue to do work with battery supply. We’ve obviously publicized the Traxys partnership. So just keep an eye out for that. The second is on the facility development. So we put out the announcement around Arizona. There’s more to come around other facilities in that regard. And the third is on the international side.

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Ajay Kochhar:

So this is now in the coming quarters. We have a whole bunch of things going on that will convert, as they do, and that’s something to keep an update against. That map that we showed, where those spokes going to be, where the hub’s going to be, with who, how.

Ajay Kochhar:

So those are the three things I’d point to. And don’t know, Tim, if you want to add on to that as well.

Tim Johnston:

Yeah, no, I think the other thing is that the transaction is very much on track, that we’re working aggressively towards the completion of all the softer sides of getting that done and really looking forward to having the Peridot team on board fully. So I think that’s the other key thing to keep an eye out over the coming weeks.

Ajay Kochhar:

Yeah, and that’s the nearest term. Exactly.

Mitch Hotch:

Yeah, of course, of course, out there, they all want the date. But we’ll get into the question here. John Doe asking, “What do they do with the battery housing after recycling the rare earths?” So the housing for the battery, what happens after that? Maybe Tim can break this down.

Tim Johnston:

Yeah, not a problem. So the housing itself is mostly metallic, usually aluminum or steel, there’s some copper bus bars associated with that. So we actually, because we’re focusing specifically on the battery materials, so we actually partner with traditional aluminum, steel, copper recycling companies that then process that material through the traditional scrap metal wayside. The value that Li-Cycle is really adding is really around the critical materials within the battery. The housing goes off for secondary recycling.

Mitch Hotch:

All right. Well, you guys heard it here first, guys. So this is Li-Cycle. Definitely going public with the SPAC merger. Ticker is PDAC. Thank you guys for joining me, Ajay Kochlar, the president, co-founder and CEO of Li-Cycle, and also Tim Johnston. Thank you guys. I’ll get you guys back. I need to bring my [inaudible 00:41:12] back, really the brain to this show. So we’ll definitely have you back on our show soon.

Tim Johnston:

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Benzinga Interview with Li-Cycle

May 7, 2021

[inaudible 00:41:18].

Ajay Kochhar:

Thanks for having us, Mitch. It’s a pleasure. Look forward to keep everyone updated as we move on.

Mitch Hotch:

Pleasure. Thank you guys.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

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PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the

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failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.